October 13, 2005

Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Hemcure, Inc.
                  Registration Statement on Form 10-SB
                  File No. 0-51543

Dear Sirs:

In response to the staff's comment letter dated October 3, 2005 regarding Hemcure, Inc.'s Form 10-SB filing we provide the following supplemental information:

Part I

1. We have disclosed in our amended Form 10-SB filing in Item 5 under the caption "Prior Blank-Check Experience" those entities which Hemcure, Inc. officers or directors were involved. Your comment requested that this information be provided in column format. As this information does not line up well in a column format we have included this information in a paragraph format.

Part II

2. We have made the appropriate additions in our amended Form 10-SB filing in
Item 7 to conform to the comment that securities issued by a blank-check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933.

Other

A separate letter containing the requested acknowledgements is being filed herewith.

Sincerely


Michael Friess
Chief Executive Officer
Hemcure, Inc.